Exhibit 99.(a)(1)(viii)

For Immediate Release

Contact:	Neil A. Daniele
Nomura Asset Management U.S.A. Inc.
Two World Financial Center, Building B
New York, N.Y. 10281
(212) 667-1873

Korea Equity Fund, Inc.
Announces the Commencement of a Cash Tender Offer

NEW YORK, NY (November 17, 2010) – Korea Equity Fund, Inc.

(NYSE: KEF) (the “Fund”), a closed-end equity fund, announced today the commencement of a cash tender offer to purchase up to 2,212,479 shares of the Fund, representing approximately 20% of the Fund’s outstanding shares, at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as of as of the close of regular trading on the New York Stock Exchange on the expiration date of the tender offer.  The offer commenced today, November 17, 2010, and will expire at 5:00 p.m. EST, December 17, 2010, unless the offer is extended.   Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials.

The tender offer is being made pursuant to an enhanced Discount Management Plan adopted by the Board of Directors of the Fund in August 2010 that provides for a tender offer of up to 20 percent of the Fund’s outstanding Shares.   The press release announcing the enhanced Discount Management Plan was filed with the Securities and Exchange Commission on August 17, 2010.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares as of November 16, 2010.  Shareholders who do not receive these materials may call Georgeson, Inc., the Fund’s information agent (the “Information Agent”) for this tender offer, at (800) 868-1390 to request that the materials be sent to them.  Shareholders who hold their shares of the Fund through a broker may wish to contact their broker if they do not receive the tender offer materials.  Shareholders may obtain additional information regarding the tender offer on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov or by calling the Information Agent at (800) 868-1390.

The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal and other documents that have been filed with the SEC as exhibits to a tender offer statement on Schedule TO.  All of these documents contain important information about the tender offer, and shareholders of the Fund are urged to read them carefully before any decision is made with respect to the offer.  Inquiries regarding this tender offer should be directed to the Fund’s Information Agent at (800) 868-1390.  The offer to purchase will not be valid in any jurisdiction in which making or accepting the offer to purchase would violate the laws of that jurisdiction.

The Fund invests primarily in equity securities of companies domiciled in Korea and is designed for investors seeking long-term capital appreciation.  The manager of the Fund is Nomura Asset Management U.S.A. Inc., which is based in New York.  Nomura Asset Management U.S.A. Inc. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and which serves as the Investment Adviser to the Fund.

The Fund’s daily New York Stock Exchange closing price and NAV, as well as other information, including updated portfolio statistics and performance, are available by calling the Fund at (800) 833-0018.